May 7, 2010
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services

Re:	PepsiCo, Inc.
Form 10-K for Fiscal Year Ended December 26, 2009
Filed February 22, 2010
Supplemental Response Letter
Dated April 21, 2010
Dear Mr. Reynolds:
     On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 30, 2010.
     For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the response of PepsiCo.
General
1.
We note your response to prior comment one from our letter dated April 9, 2010. Please provide us with copies of the relevant board resolutions and advise us whether there are any arrangements or agreements concerning this particular debt offering to which the trustee is a party. We may have further comment.

     Response:
     We hereby confirm that there are no arrangements or agreements concerning the four series of notes (the “Notes”) PepsiCo issued on January 14, 2010 to which the trustee is a party in its capacity as such, other than the Indenture dated as of May 21, 2007 between PepsiCo and The Bank of New York Mellon, as trustee, attached as Exhibit 4.3 to PepsiCo’s Form S-3ASR (File No. 333-154314). Please note that PepsiCo and The Bank of New York Mellon entered into a Calculation Agency Agreement dated as of January 14, 2010, pursuant to which The Bank of New York Mellon agreed to serve as calculation agent, separate and apart from its capacity as trustee, with respect to the Floating Rate Notes due 2011 issued on January 14, 2010.
     Pursuant to your request, we have attached copies of (i) board resolutions effective as of March 17, 2006 that authorize the filing of the

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registration statement pursuant to which the Notes were sold (Exhibit A(i)), (ii) board resolutions effective as of August 3, 2009 that authorize, among other things, the establishment of the terms of the Notes by the CEO or her designees (Exhibit A(ii)), (iii) board resolutions effective as of November 13, 2009 clarifying and expanding the August 3, 2009 resolutions (Exhibit A(iii)) and (iv) the delegation of authority dated as of November 13, 2009 pursuant to which the CEO delegated to certain officers her authority to approve the terms and conditions of the Notes (Exhibit A(iv)).
     We have included below excerpts of the specific resolutions that authorize PepsiCo officers to establish the terms of the Notes. These resolutions are set forth on page A-6 of Exhibit A(ii) and read, in relevant part, as follows:
“RESOLVED: That the Corporation, or any Subsidiary, is hereby authorized to incur, or contract to incur, and from time to time to restructure, refund or refinance the same, indebtedness for borrowed money (the “Indebtedness”), upon such terms and conditions as may be approved by the CEO, or such other officers of the Corporation as may be designated in writing by the CEO; such Indebtedness may be incurred pursuant to . . . the issue and sale of notes . . . of the Corporation . . . in one or more . . . public offerings . . ..
“RESOLVED: That the CEO, or such other officers of the Corporation as may be designated in writing by the CEO, are hereby authorized to execute (manually or by facsimile signature) and deliver, in the name and on behalf of the Corporation, notes or other evidences of Indebtedness or agreements to incur, or which provide for the right to incur, Indebtedness (“Debt Instruments”) or any Subsidiary Guarantee . . ..”
     As noted in our response to prior comment one from your letter dated April 9, 2010, no supplemental indenture was entered into in connection with the Notes, and therefore the details of the Notes referred to in Trust Indenture Act Compliance & Disclosure Interpretation No. 201.04 were disclosed in the forms of Notes filed as Exhibits 4.1 through 4.4 to PepsiCo’s Current Report on Form 8-K filed on January 13, 2010, as well as in the text of such Form 8-K and in the final prospectus supplement relating to the Notes.
     PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If you require additional information or have any questions please call me at (914) 253-3623.

Sincerely,
/s/ Thomas H. Tamoney, Jr.
Thomas H. Tamoney, Jr. Senior Vice President, Deputy General Counsel & Assistant Secretary of PepsiCo, Inc.

cc:     E. Horowitz — Staff Accountant
B. Bhandari — Branch Chief
I. K. Nooyi — Chairman and CEO, PepsiCo, Inc.
H. Johnston — Chief Financial Officer, PepsiCo, Inc.
P. Bridgman — Senior Vice President and Controller, PepsiCo, Inc.
M. T. Gallagher — Vice President and Assistant Controller, PepsiCo, Inc.
PepsiCo, Inc. Disclosure Committee
D. Dublon — Chairman, PepsiCo, Inc. Audit Committee
J. C. Chapman, KPMG LLP

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EXHIBIT A(i)
Resolutions of the Board
(Effective as of March 17, 2006)
1933 Act Registration
     RESOLVED: That the Corporation’s Chairman and Chief Executive Officer (“Chairman and CEO”), President and Chief Financial Officer, Vice President, Treasurer, any Assistant Treasurer, Secretary, or any Assistant Secretary (the “Authorized Officers”) are, and each of them hereby is, authorized and directed, for and on behalf of the Corporation, to cause to be prepared, executed and filed with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “Act”), one or more automatic shelf Registration Statements on Form S-3 (each, a “Registration Statement”), including all exhibits thereto, relating to the offer and sale of (1) unsecured senior or subordinated debt securities (the “Debt Securities”); (2) Common Stock, par value 1-2/3 cents per share (the “Common Stock”); (3) units (the “Units”); and (4) warrants to purchase Debt Securities or Common Stock of the Corporation or securities of third parties or other rights (the “Warrants” and together with the Debt Securities, the Common Stock, the Units and the Warrants, the “Securities”); and
     RESOLVED: That the Authorized Officers are, and each of them hereby is, authorized and directed, for and on behalf of the Corporation to cause to be prepared, executed, if required, and filed with the Commission such further amendment or amendments to any Registration Statement including, without limitation, post-effective amendments, prospectus supplements, pricing supplements, term sheets, free writing prospectuses, periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any related Registration Statement filed pursuant to Rule 462 promulgated under the Securities Act, and exhibits thereto.
Delegation
     RESOLVED: That, subject to and in furtherance of the resolutions adopted by the Board of Directors of the Corporation on November 19, 2004 and July 22, 2005 relating to the Corporation’s Financial Authorities, which resolutions shall remain in full force and effect (together, the “Financial Authorities Resolutions”), and provided, that the issuance and sale of Common Stock or Securities that are convertible, exchangeable or exercisable, in whole or in part, into the Common Stock of the Corporation or any other corporation or otherwise require the issuance of Common Stock of the Corporation is authorized and approved by the Board of Directors or a committee of the Board of Directors prior to any such issuance or sale (the “Required Equity Approvals”), the Chairman and CEO or such other officers of the Corporation as may be designated in writing by the Chairman and CEO, shall have the authority from time to time to: (1) authorize the issuance and sale of any such Securities, (2) determine the aggregate number, form, terms and provisions of any such Securities including, without limitation, the applicable interest rate, exercise price, purchase price, discount (if any), conversion features and annual distribution rate, as the case may be of any such Securities, (3) approve the forms of certificates representing the Securities and authorize the execution and delivery thereof, (4) determine the plan of distribution with respect to any offering of Securities, (5) determine whether the Securities will be issued in a primary or secondary offering and, in the case of a secondary offering, identify the selling security holders, (6) determine the terms of any indenture, supplemental indenture, Warrant agreement, Unit agreement, or any other agreement necessary in connection with the issuance of any such Securities, approve the form thereof and authorize the execution and delivery thereof and/or (7) approve the terms and form of, and authorize any officer of the Corporation to enter into on behalf of the Corporation any underwriting, distribution agreement or other similar agreement in connection with the issuance and sale of any such Securities.
Indentures
     RESOLVED: That, subject to the Financial Authorities Resolutions and, if applicable, the Required Equity Approvals, the Authorized Officers are, and each of them hereby is, authorized, in the name and on behalf of the Corporation, to execute an indenture or indentures (each, an “Indenture” and collectively, the “Indentures”) in connection with the issuance and sale of any Debt Securities with such terms or provisions as the Chairman and CEO, or such other officers as may be designated in writing by the Chairman and CEO shall establish;
     RESOLVED; That the Authorized Officers are, and each of them hereby is, authorized, in the name and on behalf of the Corporation, to qualify the Indentures under the Trust Indenture Act of 1939 as amended, including the filing with the Commission of applications on Form T-1; and
     RESOLVED: That the Authorized Officers are, and each of them hereby is, authorized, in the name and on behalf of the Corporation, to execute and deliver such other agreements, documents, certificates and instruments as may be required by any trustee in connection with the Indentures.
Common Stock
     RESOLVED: That the authorities of the transfer agents of the Common Stock of the Corporation, and of the registrars of the Corporation, are hereby increased to include any such shares of Common Stock, and said transfer agents and registrars shall be vested with all powers and duties in respect to such shares of Common Stock as they are presently vested or charged in their capacities as transfer agent or registrar in respect of the currently outstanding shares of

Common Stock of the Corporation;
     RESOLVED: That, subject to the Financial Authorities Resolutions and the Required Equity Approvals, the Authorized Officers are, and each of them hereby is, authorized from time to time to cause the Corporation to issue the aggregate of the maximum number of shares of Common Stock of the Corporation required from time to time for delivery to the holders of any Debt Securities or Warrants upon the conversion, exchange or exercise thereof, such number to be determined with respect to Debt Securities or exercise of Warrants by such Authorized Officer;
     RESOLVED: That such maximum number of authorized but unissued shares of Common Stock of the Corporation referred to in the immediately preceding resolution be, upon the issuance of any Debt Securities convertible into Common Stock or warrants exercisable for Common Stock, reserved for issuance upon conversion of Debt Securities, or upon exercise of Warrants; and
     RESOLVED: That the number of shares of Common Stock of the Corporation reserved for issuance pursuant to the immediately preceding resolution (1) shall be automatically reduced from time to time as and to the extent that Debt Securities are redeemed or shares issuable upon the conversion of Debt Securities or upon exercise of Warrants are issued by the Corporation and (2) shall be automatically increased or reduced from time to time as and to the extent that the conversion or exercise price is adjusted as provided in the applicable Indenture or Warrant agreement.
Exchange Listing
     RESOLVED: That the Authorized Officers are, and each of them hereby is, authorized and directed in the name and on behalf of the Corporation to take all actions to list any such Securities on the New York Stock Exchange or such other exchange as such officer shall deem either necessary or appropriate, including without limitation, (1) the making of any undertakings or the entering into of any indemnity agreement relating to the use of facsimile signatures, in each case, as required by the New York Stock Exchange or such other exchange and (2) the preparation, execution and filing with the Commission of a Registration Statement on Form 8-A, including all exhibits thereto and such further amendment or amendments thereto as such Authorized Officers may deem necessary or desirable or as may be required by the Commission and to do such acts or things and execute such other documents as such Authorized Officers may deem necessary or desirable to cause such Registration Statement, as amended or supplemented, to comply with and become effective under the Exchange Act and the rules and regulations thereunder.

Blue Sky
     RESOLVED: That it is desirable and in the best interests of the Corporation that such Securities be qualified or registered for sale under the securities or Blue Sky laws of various states; that the Authorized Officers are, and each of them hereby is, authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the Securities to be sold as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of the Corporation any and all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applicable reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or documents or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefor from the Corporation of the papers and documents so executed and the action so taken; and
     RESOLVED: That the Board of Directors, on behalf of the Corporation, hereby adopts and approves any Blue Sky resolutions required by the various states in which the Securities to be sold under any Registration Statement are to be qualified for sale, and copies of such resolutions shall be inserted in the minute book of the Corporation.
Securities
     RESOLVED: That any Securities issued by the Corporation, whether in definitive or temporary form, shall be signed on behalf of the Corporation by any Authorized Officer; provided that the signature of any such officer upon such Securities may be in facsimile or may be imprinted or otherwise reproduced on such Securities, the Corporation hereby adopting as binding upon it the facsimile signature of any person who shall be an officer of the Corporation at the time of the execution of such Securities, notwithstanding the fact that at the time such Securities shall be authenticated or delivered or disposed of, he or she shall have ceased to be such officer of the Corporation, and if any authorized officer who signs such Securities or whose facsimile signature appears thereon shall cease to be an officer prior to the issuance of such Securities, the Securities so signed or bearing such facsimile signature shall nevertheless be valid.
General
     RESOLVED: That the directors of the Corporation, the Authorized Officers, and such other officers of the Corporation as may designated in writing by the Chairman and CEO are, and each of them hereby is, authorized and directed to take or cause to be taken all such further actions, and to execute and deliver or cause to be delivered all such further instruments and documents in the name and on behalf of the Corporation and to incur all such fees and expenses, all as in their judgment they deem necessary or advisable in order to carry into effect each of the foregoing resolutions, and that the actions of any officer of the Corporation authorized by the foregoing resolutions or which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of such resolutions be, and they hereby are, ratified, confirmed, approved and adopted as actions of the Corporation.

EXHIBIT A(ii)
Resolutions of the Board
(Effective as of August 3, 2009)
Indebtedness
RESOLVED: That the Corporation, or any Subsidiary, is hereby authorized to incur, or contract to incur, and from time to time to restructure, refund or refinance the same, indebtedness for borrowed money (the “Indebtedness”), upon such terms and conditions as may be approved by the CEO, or such other officers of the Corporation as may be designated in writing by the CEO; such Indebtedness may be incurred pursuant to bank credit facilities, letters of credit, mortgages, or other borrowing arrangements or financial commitments of the Corporation or any Subsidiary (“Borrowing Arrangements”) or the issue and sale of notes, guarantees, debentures, bonds, warrants and similar or related instruments of the Corporation or any Subsidiary, in one or more private transactions or public offerings, domestic or foreign (“Securities”); provided, however, that the issuance and sale of Securities that are convertible, exchangeable or exercisable, in whole or in part, into the capital stock of the Corporation or any other corporation or otherwise require the issuance of capital stock of the Corporation must be authorized and approved by the Board of Directors or a committee of the Board of Directors; and
RESOLVED: That the guarantee by the Corporation or any Subsidiary of any Indebtedness incurred in accordance with the foregoing resolutions by any Subsidiary (a “Subsidiary Guarantee”) in whole or in part, upon such terms and conditions as may be approved by the CEO, or such other officers of the Corporation as may be designated in writing by the CEO, is hereby authorized and approved; and
RESOLVED: That the CEO, or such other officers of the Corporation as may be designated in writing by the CEO, are hereby authorized to execute (manually or by facsimile signature) and deliver, in the name and on behalf of the Corporation, notes or other evidences of Indebtedness or agreements to incur, or which provide for the right to incur, Indebtedness (“Debt Instruments”) or any Subsidiary Guarantee; and
RESOLVED: That, in case any officer of the Corporation or any Subsidiary who shall have signed any Debt Instrument or any Subsidiary Guarantee, manually or in facsimile, shall cease to be such officer before any Debt Instrument or any Subsidiary Guarantee so signed shall have been authenticated and delivered or issued or disposed of, such Debt Instrument or Subsidiary Guarantee nevertheless may be authenticated and delivered or issued or disposed of as though the person who signed such Debt Instrument or Subsidiary Guarantee had not ceased to be such officer of the Corporation or any such Subsidiary; and
RESOLVED: That any officer of the Corporation and, if appropriate, any Subsidiary, is hereby authorized to make application for the listing of the Debt Instruments and the Subsidiary Guarantees on one or more stock exchanges or securities trading markets, domestic or foreign (a “Stock Exchange”); and
RESOLVED: That any officer of the Corporation and, if appropriate, any Subsidiary, is hereby authorized in the name and on behalf of the Corporation to execute and deliver to or file with any Stock Exchange a listing application and such instruments, agreements or documents as such officer may deem necessary or desirable in connection with listing the Debt Instruments or the Subsidiary Guarantees on any Stock Exchange; to appear on behalf of the Corporation and, if necessary, any Subsidiary before any Stock Exchange in connection with the listing application, with authority to make all changes in the listing application or any other document delivered to or filed with any Stock Exchange as such officer may deem necessary or desirable; and to take such other actions as such officer may deem necessary or desirable to effectuate any such listing; and
RESOLVED: That any officer of the Corporation and, if appropriate, any Subsidiary, is hereby authorized in the name and on behalf of the Corporation and any Subsidiary to take or cause to be taken any and all actions that such officer may deem necessary or desirable in order to effect the registration or qualification (or exemption therefrom) of the Debt Instruments and the Subsidiary Guarantees for issue, offer, sale or trade under the securities laws of the United States of America or of any of the States or other jurisdictions of the United States of America or of any other country, if appropriate, and, in connection therewith, to execute, acknowledge, verify, deliver, file or cause to be published any application, report, consent to service of process, appointment of attorneys to receive service of process and other papers or other instruments that may be required under such laws, and to take any and all further actions as such officer may deem necessary or desirable in order to maintain any such registration or qualification for as long as such officer may deem necessary or as required by law or by any party to any of the agreements entered into by the Corporation or any Subsidiary in connection with the issuance, offer, sale or trade of the Debt Instruments and the Subsidiary Guarantees; and
RESOLVED: That any officer of the Corporation is hereby authorized to execute and deliver, or to cause to be executed and delivered, in the name and on behalf of the Corporation, all such agreements, appointments of dealers or agents, documents and instruments (other than Debt Instruments and Subsidiary Guarantees), including amendments or extensions of existing agreements, documents and instruments (other than Debt Instruments and Subsidiary Guarantees), and to take such further actions, as the signing or authorizing officer, upon the advice of counsel, may deem necessary or desirable to effect such borrowings and financial commitments and to give effect to the full intent of the foregoing resolutions; and
RESOLVED: That any officer of the Corporation and, if appropriate, any Subsidiary, is hereby authorized and directed on behalf of the Corporation and, if necessary, any Subsidiary, to appoint one or more financial institutions as trustee, fiscal, issuing or paying agent, registrar for the Securities, manager or underwriter, agent or dealer, and to execute and deliver any indenture, paying agency agreement, underwriting agreement, dealer agreement, purchase agreement, and any other agreements and documents as such officer may deem necessary or desirable to effect the issuance and sale of the Securities, with such terms and conditions as may be approved by any of said officers, upon the advice of counsel; and
RESOLVED: That the CEO, or such other officer or officers of the Corporation as may be designated in writing by the CEO, are hereby authorized, on behalf of the Corporation and any Subsidiary, to execute and deliver any notes, Subsidiary Guarantees or other instruments evidencing Indebtedness of the Corporation or any Subsidiary to be issued in connection with Borrowing Arrangements; and
RESOLVED: That the CEO, or such other officer or officers of the Corporation as may be designated in writing by the CEO, are hereby authorized, on behalf of the Corporation and any Subsidiary, to execute (manually or by facsimile signature) the Securities, and to deliver such Securities to any trustee under any indenture or to any paying agent under any paying agency agreement for authentication and delivery or issuance in accordance with the terms thereof and that any such trustee or paying agent is hereby authorized and directed to authenticate and deliver or issue the same to or upon the request of the Corporation or any such Subsidiary as provided in any such indenture or paying agency agreement; and
RESOLVED: That any officer of the Corporation and, if necessary, any Subsidiary, is hereby authorized to make application for the listing of the Securities on one or more securities exchanges (a “Stock Exchange”), as such officer may deem necessary or desirable; and
RESOLVED: That any officer of the Corporation and, if appropriate, any Subsidiary, is hereby authorized on behalf of the Corporation to execute and deliver to or file with any such Stock Exchange a listing application and such instruments, agreements or documents as such officer may deem necessary or desirable in connection with listing the Securities on any Stock Exchange; to appear on behalf of the Corporation and, if necessary, any Subsidiary before any Stock Exchange in connection with the listing application, with authority to make all changes in the listing application or any other document delivered to or filed with any Stock Exchange as such officer may deem necessary or desirable; and to take such other actions as such officer may deem necessary or desirable to effectuate any such listing; and
RESOLVED: That any officer of the Corporation and, if appropriate, any Subsidiary, is hereby authorized, on behalf of the Corporation and any Subsidiary, to take or cause to be taken any and all actions that such officer may deem necessary or desirable in order to effect the registration or qualification (or exemption therefrom) of the Securities for issue, offer, sale or trade under the securities laws of the United States of America or any of the States or other jurisdictions of the United States of America or of any other country, if appropriate, and, in connection therewith, to execute, acknowledge, verify, deliver, file or cause to be published any application, report, consent to service of process, appointment of attorneys to receive service of process and other papers or other instruments that may be required under such laws, and to take any and all further actions as such officer may deem necessary or desirable in order to maintain any such registration or qualification for as long as such officer may deem necessary or as required by law or by any party to any of the agreements entered into by the Corporation or any Subsidiary in connection with the issuance, offer, sale or trade of the Securities; and
RESOLVED: That, in case any officer of the Corporation or any Subsidiary who shall have signed any of the notes or other instruments issued, or entered into, in connection with Borrowing Arrangements or the Securities or the Subsidiary Guarantees, manually or in facsimile, shall cease to be such officer before the Securities or the Subsidiary Guarantees so signed shall have been authenticated and delivered by a trustee under any indenture or by a paying agent under any paying agency agreement or issued or disposed of by the Corporation or any Subsidiary, such notes or other instruments issued, or entered into, in connection with Borrowing Arrangements, Securities or Subsidiary Guarantees nevertheless may be authenticated and delivered or issued or disposed of as though the person who signed such notes or other instruments issued, or entered into, in connection with Borrowing Arrangements, Securities or Subsidiary Guarantees had not ceased to be such officer of the Corporation or any such Subsidiary; and
RESOLVED: That any officer of the Corporation or any Subsidiary who is authorized to take any of the actions described in the foregoing resolutions is hereby authorized to delegate such authorization to other employees of the Corporation or any Subsidiary (who may, in turn, further delegate such authority) as such officer may deem necessary or desirable in order to carry out the full intent and purpose of the foregoing resolutions; and
RESOLVED: That any officer of the Corporation and of any Subsidiary is hereby authorized to execute and deliver all such documents, other than those specified above, and to take any and all such other actions on behalf of the Corporation and any such Subsidiary as such officer may deem necessary or desirable in order to carry out the full intent and purpose of the foregoing resolutions.

EXHIBIT A(iii)
Resolutions of the Board
(Effective as of November 13, 2009)
     RESOLVED: That the Financial Authorities of the Corporation effective as of August 3, 2009 (the “August 2009 Financial Authorities”) be clarified and expanded to include the additional resolutions set forth below:
     RESOLVED: That the guarantee by the Corporation or any Subsidiary of any Indebtedness (as defined in the August 2009 Financial Authorities) incurred in accordance with the August 2009 Financial Authorities or other applicable authority by the Corporation or any Subsidiary (as defined in the August 2009 Financial Authorities), whether the Indebtedness of the Corporation or any Subsidiary is outstanding on or after the date hereof or outstanding prior to such time as any third party becomes a Subsidiary of the Corporation (a “Subsidiary Guarantee,” which term shall have such meaning for all purposes under the August 2009 Financial Authorities) in whole or in part, upon such terms and conditions as may be or may have been approved by the CEO, or such other officers of the Corporation as may be designated in writing by the CEO, is hereby authorized and approved;
     RESOLVED: That the authority of the officers of the Corporation under the August 2009 Financial Authorities with respect to the registration, qualification or issuance of any Debt Instruments (as defined in the August 2009 Financial Authorities), Securities (as defined in the August 2009 Financial Authorities) or Subsidiary Guarantees shall include, without limitation, the filing with the U.S. Securities and Exchange Commission of one or more registration statements of the Corporation and/or any Subsidiary, or any post-effective amendment to any such registration statement (including without limitation any currently effective registration statement), relating thereto;
     RESOLVED: That Indebtedness of a third party that is already outstanding prior to such time as any third party becomes a Subsidiary shall constitute Indebtedness for purposes of the total indebtedness limitation of the August 2009 Financial Authorities;
     RESOLVED: That the August 2009 Financial Authorities are in all other respects confirmed;

EXHIBIT A(iv)
Delegation of Authority
Indebtedness
     Pursuant to resolutions adopted by the Board of Directors of PepsiCo, Inc. (“PepsiCo”) effective August 3, 2009 and clarified and expanded effective November 13, 2009 (the “Resolutions”) relating to the Indebtedness of PepsiCo as defined in the Resolutions, I hereby delegate:
(1)  To the Chief Financial Officer (“CFO”) and Treasurer, acting jointly, or to the CFO or Treasurer, acting jointly with any Assistant Treasurer, such authority as I have under the Resolutions to approve the terms and conditions of any Indebtedness, including determining the application of the proceeds from the issuance thereof and determining whether any Indebtedness of PepsiCo is to be guaranteed by any Subsidiary as defined in the Resolutions; provided, however, that with respect to fixed rate Indebtedness with a maturity of five years or longer, the CFO must be one of the approving officers, unless the Indebtedness is converted to a fully hedged floating rate obligation;
(2)   To the CFO, Treasurer or any Assistant Treasurer, acting individually, authority to execute and deliver such documents and instruments and take such other actions as may be required in connection with the issuance of any Indebtedness.
     I further authorize any person authorized to take any action pursuant to the foregoing delegations to further delegate such authorization to other employees of PepsiCo or its subsidiaries (who may, in turn, further delegate such authority). This delegation shall remain in effect until modified or revoked in writing by me or my successor and delivered to the Secretary of PepsiCo.
     IN WITNESS WHEREOF, I have executed this delegation as of the 13th day of November, 2009.

By:	/s/ Indra K. Nooyi
	Name:	Indra K. Nooyi
	Title:	Chairman of the Board and Chief Executive Officer

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